[redacted]

SECURITIES 08027130
Wa...ngton, D.C. 20549

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 66108 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2007** (MM/DD/YY) AND ENDING **DECEMBER 31, 2007** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BOSTONIA GLOBAL SECURITIES, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**264 BEACON STREET, 3rd FLOOR**
(No. and Street)

**BOSTON,** (City) **MASSACHUSETTS** (State) **02116** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**ANTHONY DIAMOS** **404-303-8840 ext. 201**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**ROGERS, SULESKI & ASSOCIATES, LLC**
(Name – *if individual, state last, first, middle name*)

**464 HILLSIDE AVENUE, SUITE 202, NEEDHAM HEIGHTS, MA 02494**
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Anthony Diamos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bostonia Global Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP / CFO

Title

MICHAEL O BROWN
MY COMMISSION EXPIRES
APRIL 6 2008
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *Bostonia Global Securities LLC*
## *Financial Statements*
*For the Years Ended December 31, 2007 and 2006*

# *Bostonia Global Securities LLC*
## *Financial Statements*
*For the Years Ended December 31, 2007 and 2006*

***Contents***

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

***Independent Auditors' Report***

To the Members of
Bostonia Global Securities LLC
Boston, MA

We have audited the accompanying balance sheet of Bostonia Global Securities LLC as of December 31, 2007 and 2006, and the related statements of income, members' equity, and cash flows for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bostonia Global Securities LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The computation of net capital has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
February 23, 2008

## *Bostonia Global Securities LLC*
### *Balance Sheet*
*As of December 31, 2007 and 2006*

| | 2007 | 2006 |
|---|---|---|
| ***ASSETS*** | | |
| Current assets: | | |
| Cash | $ 43,789 | $ 89,064 |
| Security deposit | 151 | 151 |
| Reserve account, clearing broker | 99,845 | 100,704 |
| Note receivable – Bostonia Partners, LLC | 5,131 | - |
| Total current assets | 148,916 | 189,919 |
| Property and equipment, net | 33,106 | 35,688 |
| Other assets: | | |
| Investments | 60,000 | 60,000 |
| Total other assets | 60,000 | 60,000 |
| ***Total Assets*** | $ 242,022 | $ 285,607 |
| ***LIABILITIES AND MEMBERS' EQUITY*** | | |
| Current liabilities: | | |
| Accounts payable | $ 3,607 | $ 2,372 |
| Accrued expenses | 12,966 | 11,753 |
| Total current liabilities | 16,573 | 14,125 |
| Members' equity: | | |
| Membership units | 87,500 | 87,500 |
| Accumulated capital | 137,949 | 183,982 |
| Total members' equity | 225,449 | 271,482 |
| ***Total Liabilities and Members' Equity*** | $ 242,022 | $ 285,607 |

*See Accompanying Notes to Financial Statements*

***Bostonia Global Securities LLC***
***Statement of Income***
*For the Years Ended December 31, 2007 and 2006*

| | 2007 | 2006 |
|---|---|---|
| Net revenue | $3,239,930 | $2,899,067 |
| Operating expenses | 893,856 | 420,321 |
| Income from operations | 2,346,074 | 2,478,746 |
| Other income | 4,882 | 3,093 |
| Net income | $2,350,956 | $2,481,839 |

*See Accompanying Notes to Financial Statements*

***Bostonia Global Securities LLC***
***Statement of Members' Equity***
*For the Years Ended December 31, 2007 and 2006*

| | Membership Units | Accumulated Capital | Total Members' Equity |
|---|---|---|---|
| ***Balance at December 31, 2005*** | $ 87,500 | $ 99,289 | $ 186,789 |
| Net income | - | 2,481,839 | 2,481,839 |
| Members' capital distributions | - | (2,397,146) | (2,397,146) |
| ***Balance at December 31, 2006*** | 87,500 | 183,982 | 271,482 |
| Net income | - | 2,350,956 | 2,350,956 |
| Members' capital distributions | - | (2,396,989) | (2,396,989) |
| ***Balance at December 31, 2007*** | $ 87,500 | $ 137,949 | $ 225,449 |

*See Accompanying Notes to Financial Statements*

***Bostonia Global Securities LLC***
***Statement of Cash Flows***
*For the Years Ended December 31, 2007 and 2006*

| | 2007 | 2006 |
|---|---|---|
| ***CASH FLOWS FROM OPERATING ACTIVITIES*** | | |
| Net income | $2,350,956 | $2,481,839 |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | |
| Depreciation | 10,497 | 10,013 |
| Amortization | 372 | - |
| Non-cash fee income | - | (60,000) |
| (Increase) decrease in operating assets: | | |
| Note receivable, Bostonia Partners LLC | (5,131) | - |
| Security deposit | - | (151) |
| Reserve account, clearing broker | 859 | (559) |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable | 1,235 | (7,335) |
| Accrued expenses | 1,213 | 5,753 |
| ***Net Cash Provided by Operating Activities*** | 2,360,001 | 2,429,560 |
| ***CASH FLOWS FROM INVESTING ACTIVITIES*** | | |
| Purchases of property and equipment | (8,287) | - |
| ***Net Cash Used in Investing Activities*** | (8,287) | - |
| ***CASH FLOWS FROM FINANCING ACTIVITIES*** | | |
| Distributions to members | (2,396,989) | (2,397,146) |
| ***Net Cash Used in Financing Activities*** | (2,396,989) | (2,397,146) |
| ***Net (Decrease) Increase in Cash*** | (45,275) | 32,414 |
| ***Cash at Beginning of Year*** | 89,064 | 56,650 |
| ***Cash at End of Year*** | $ 43,789 | $ 89,064 |

*See Accompanying Notes to Financial Statements*

## 1. Nature of Business

Bostonia Global Securities LLC (the "Company") is an investment banking boutique located in Boston, Massachusetts. The Company specializes in the private placement of debt securities.

## 2. Summary of Significant Accounting Policies

*Accounting Method*
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

*Property and Equipment*
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

*Investments*
The Company classifies investments as available-for-sale securities. Management has elected to record these investments at cost, as fair market values are generally difficult to determine. Accordingly, there are no unrealized gains or losses recorded in the financial statements.

*Income Taxes*
The Company has elected to be taxed as a partnership under the Internal Revenue Code and a state statute. In lieu of the Company paying income taxes, the members of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

*Use of Estimates*
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. *Property and Equipment*

Property and equipment consists of the following as of December 31:

| | *Estimated Useful Lives* | *2007* | *2006* |
|---|---|---|---|
| Furniture and fixtures | 7 years | $ 11,657 | $ 11,657 |
| Computer equipment | 5 years | 27,980 | 27,980 |
| Office equipment | 5 years | 18,697 | 13,760 |
| Software | 3 years | 3,350 | - |
| | | 61,684 | 53,397 |
| Less accumulated depreciation | | (28,578) | (17,709) |
| | | $ 33,106 | $ 35,688 |

Depreciation and amortization expense totaled $10,869 and $10,013 for the years ended December 31, 2007 and 2006, respectively.

## 4. *Net Capital*

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the years ended December 31, 2007, and 2006, the Company had net capital of $127,061 and $175,643 respectively, which was in excess of the minimum net capital of $5,000 and the Company's aggregate indebtedness to net capital ratio was 0.13 to 1 and 0.08 to 1, respectively

### 5. *SEC Reporting Requirements*

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3(k)(2)(ii).
- Information Relating to the Possession or Control Requirements Under Rule 15c3-3(k)(2)(ii).
- A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- A copy of the SIPC Supplement Report.
- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

### 6. *Commitments*

*Lease Commitments*
The Company leases office facilities at 264 Beacon Street, Boston, MA under operating a lease agreement that expires at October 14, 2008. The Company's annual future minimum payments required under this lease are as follows:

| | |
|---|---|
| 2008 | $ 15,607 |
| Total | $ 15,607 |

Rental expense under operating leases was approximately $19,788 and $18,092 for the years ended December 2007 and 2006, respectively.

*Fully Disclosed Correspondent Clearing Agreement*
During 2005, the Company entered into a fully disclosed correspondent clearing agreement with another broker-dealer (the "clearing firm"). The agreement provides, among other things, that the clearing firm will act as the securities clearing firm for the Company. The agreement also required the Company to deposit $100,000 in a reserve account with the clearing firm as a security deposit to be refunded at the termination of the agreement. During 2007 and 2006, net clearing service fees were $3,838 and $5,113, respectively.

## 7. *Non-Cash Investing Transactions*

Non-cash investing activities for the year ended December 31, 2006, consist of a partnership interest acquired as compensation for services valued at $60,000.

## 8. *Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A -5 as of December 31, 2007 and 2006*

Reconciliation with company's computation of net capital included in part IIA of Form X-17A-5 consisted of the following as of December 31, 2007 and 2006:

| | 2007 | 2006 |
|---|---|---|
| Net capital as reported in company's part IIA unaudited FOCUS report | $ 128,061 | $ 175,643 |
| Audit adjustments: | | |
| Accrued accounting fee adjustment | (1,000) | - |
| Adjusted net capital | $ 127,061 | $ 175,643 |

***Bostonia Global Securities LLC***
***Income Statement Schedule***
*For the Years Ended December 31, 2007 and 2006*

| | 2007 | 2006 |
|---|---|---|
| ***REVENUE*** | | |
| Commissions income | $3,200,997 | $2,839,067 |
| Other income | 38,933 | 60,000 |
| Total revenue | $3,239,930 | $2,899,087 |
| ***OPERATING EXPENSES:*** | | |
| Accounting expense | 19,198 | 27,618 |
| Advertising | 1,848 | 795 |
| Amortization | 372 | - |
| Bank service charges | 14,812 | 10,302 |
| Commissions | 421,059 | 48,000 |
| Depreciation | 10,497 | 10,013 |
| Dues and subscriptions | 54,744 | 58,287 |
| Education and training | 1,987 | 2,462 |
| Insurance | 98,602 | 60,818 |
| Legal and professional fees | 39,723 | 95,502 |
| License and registration | 25,583 | 15,043 |
| Meals and entertainment | 16,282 | 13,130 |
| Office supplies and expense | 40,181 | 23,288 |
| Payroll taxes | 6,371 | - |
| Postage and delivery | 2,513 | 1,099 |
| Rent | 19,788 | 18,092 |
| Salaries and wages | 77,908 | - |
| Telephone and internet | 13,219 | 11,684 |
| Travel and lodging | 29,169 | 24,188 |
| Total operating expenses | $ 893,856 | $ 420,321 |
| ***OTHER INCOME:*** | | |
| Interest income | $ 4,882 | $ 3,093 |
| Total other income | $ 4,882 | $ 3,093 |

*See Independent Auditor's Report*

***Bostonia Global Securities LLC***
***Computation of Net Capital***
*As of December 31, 2007 and 2006*

| | 2007 | 2006 |
|---|---|---|
| Total assets | $ 242,022 | $ 285,607 |
| Total liabilities | 16,573 | 14,125 |
| Net worth | 225,449 | 271,482 |
| Non-allowable assets | (98,388) | (95,839) |
| Net capital | 127,061 | 175,643 |
| Minimum net capital | 5,000 | 5,000 |
| Excess net capital | $ 122,061 | $ 170,643 |

*See Independent Auditor's Report*

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

***Report on Internal Control***

To the Members of
Bostonia Global Securities LLC
Boston, MA

In planning and performing our audit of the financial statements of Bostonia Global Securities LLC for the years ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies and other deficiencies that we consider to be material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiencies to be significant deficiencies in internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe that the following deficiencies constitute material weaknesses.

Segregation of duties is an important aspect of good internal control. This means that more than one person is involved in the accounting cycles. Although this is often difficult in companies with only a few employees, it is important for management to work towards this goal. Ideally, there would be a different person to: (1) record transactions in QuickBooks; (2) prepare the bank reconciliation; (3) prepare check disbursements; (4) approve purchase and payment of fixed asset invoices. At a minimum, we would like to see at least two people involved in the process and a member of management reviewing and signing off on prepared bank reconciliations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Sullivan & Associates, LLC

Needham Heights, Massachusetts
February 23, 2008

END